Exhibit 99.1

500.com Entered into Cooperation Agreement with the Tianjin Municipality Sports Lottery Administration Center to Develop Physical Sales Channels

SHENZHEN, China, May 17, 2018 — 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, announced that, Shenzhen E-Sun Sky Network Technology Co., Ltd. (“E-Sun Sky”), a subsidiary of a consolidated affiliated entity of the Company, and the Tianjin Municipality Sports Lottery Administration Center (the “Tianjin Sports Lottery Center”) entered into a cooperation agreement (the “Agreement”) today, under which Tianjin Sports Lottery Center shall support the Company to assist in developing physical sales channels in Tianjin, in order to enhance the convenience of sports lottery ticket purchases, enlarge customer base and optimize user experience for lottery purchasers. The Company shall develop and operate the physical sales channels in accordance with local development plans for sports lottery business and requests of Tianjin Sports Lottery Center, leveraging the strength and experience in user operation and information provision and assisting Tianjin Sports Lottery Center on the marketing of sports lottery brand, products and activities, etc.

Tianjin Sports Lottery Center agrees that E-Sun Sky shall establish several physical sales channels of sports lottery tickets and start trial operation. The trial operation period is one year starting from the date of the Agreement. A cooperation agreement for formal operation could be signed at any time when both parties are satisfied with the trial operation. The duration of the Agreement shall not exceed 3 years for trial operation and formal operation combined.

Tianjin Sports Lottery Center is under the jurisdiction of Tianjin Municipality Sports Bureau, and is in charge of the sales and administration of sports lottery products in Tianjin area.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
IR@500wan.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com